EXHIBIT 99.1

Safe Bulkers, Inc. Announces Common Stock Purchase Program by its Controlling Stockholder

Athens, Greece – June 10, 2009 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has been advised by its controlling stockholder, Vorini Holdings Inc. (“Vorini”), that Vorini has authorized a program under which it may from time to time in the future purchase shares of the Company’s common stock.  If the maximum number of shares of common stock are purchased, it would represent approximately 2% of the Company’s shares outstanding and 10.9% of its public float.

Vorini has also advised the Company that based on the instructions it has provided to its broker it does not expect to make purchases at the current time.

As of the date hereof, the Company has 54,508,907 shares of common stock outstanding.  Approximately 44,533,907 of those shares, or 81.7% of common stock outstanding, are held by the Company’s affiliates, according to information provided to the Company by such affiliates. The remaining 9,975,000 shares, or 18.3% of common stock outstanding, represent the public float.

Vorini is controlled by the Company’s Chairman and Chief Executive Officer Polys Hajioannou and his brother, Nicolaos Hadjioannou, who is a former director and former Chief Operating Officer of the Company.  Vorini currently owns 44,500,000 shares of the Company’s common stock which constitutes approximately 81.64% of the shares of the Company’s common stock outstanding.

Vorini has further advised the Company that its program does not obligate Vorini to purchase shares of the Company’s common stock and that the program may be modified or terminated at any time without prior notice.  Vorini has advised the Company that any such purchases will be made in the open market or in privately negotiated transactions in compliance with applicable laws and regulations, and that purchases on the open market will be conducted within the safe harbor provisions of Regulation 10b-18 under the Securities Exchange Act of 1934, as amended.

Vorini has advised the Company that the purchases will be funded using Vorini’s existing cash resources.

About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company’s common stock is listed on the NYSE where it trades under the symbol “SB.” The Company’s subsidiaries currently own 13 Japanese-built drybulk vessels, all built post 2003, and have contracted to acquire additional drybulk newbuild vessels to be delivered at various times beginning in 2009 through 2011.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 899-4980

Fax:

   +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com